Exhibit 12.1
KRATON CORPORATION
Ratio of Earnings to Fixed Charges
(In thousands)

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Fixed Charges:
+ Interest expensed	$121,965	$136,079	$26,390	$25,815	$27,550
+ Interest capitalized	4,042	5,825	4,185	3,198	4,180
+ Amortization of debt issuance costs	8,420	8,741	2,233	2,223	7,389
+/- Amortization of debt discount (premium)	6,169	7,987	(174)	(164)	(153)
+ Estimate of interest within rental expense	1,847	2,026	1,190	1,231	3,747
Total fixed charges	142,443	160,658	33,824	32,303	42,713
Earnings:
+ Pre-tax income (loss)	34,762	12,686	(5,586)	6,328	(4,862)
- Income from equity investees	(486)	(394)	(406)	(407)	(530)
+ Fixed charges	142,443	160,658	33,824	32,303	42,713
+ Amortization of capitalized interest	404	583	419	320	418
+ Distributed income of equity investees	439	409	363	487	422
- Interest capitalized	(4,042)	(5,825)	(4,185)	(3,198)	(4,180)
Total Earnings	173,520	168,117	24,429	35,833	33,981
Deficiency (Surplus)	$(31,077)	$(7,459)	$9,395	$(3,530)	$8,732
Ratio of Earnings to Fixed Charges (1)	1.22	1.05	—	1.11	—
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(1)	Our earnings were insufficient to cover our fixed charges by approximately $9.4 million and $8.7 million for the years ended December 31, 2015 and 2013, respectively.